Exhibit 12.1

California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
(In thousands except ratios)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before income tax expense	$75,491	$70,307	$84,710	$67,723	$70,279
Fixed charges interest expense	33,748	29,467	28,765	31,179	32,354
Capitalized interest	(2,965)	(1,915)	(1,535)	(2,038)	(3,401)
Total	106,274	97,859	111,940	96,864	99,232
Fixed Charges:
Interest expensed & capitalized, & amortization of capitalized expense related to indebtedness	33,466	29,185	28,483	30,897	32,072
Estimated interest component of rent expense	$282	$282	$282	$282	$282
Total	33,748	29,467	28,765	31,179	32,354
Ratio of earnings to fixed charges	3.15	3.32	3.89	3.11	3.07